

May 6, 2011

Via U S Mail and FAX [646-367-3334]

Mr. Nian Chen
Chief Executive Officer
New Energy Systems Group
116 West 23rd Street, 5th Floor
New York, New York 10011

> **Re:** **New Energy Systems Group**
> **Form 8-K for Item 4.02**
> **Filed May 4, 2011**
> **File No. 001-34847**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please response to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K for Item 4.02 filed May 4, 2011

1. We note the disclosure of the error in accounting for the warrants issued to an IR consultant. Please tell us the periods, amounts, and accounts affected by the restatements.

2. We read that you will include the restated financial statements for fiscal 2010 and 2009 in an amendment to Form 10-K. Please tell us when you intend to file such amendment to Form 10-K. We may have further comment after you file the restated financial statements.

Please file your response and amendment via EDGAR in response to these comments within five business days after the date of this letter. Please contact the staff immediately if you require longer than five business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jeanne Bennett at (202) 551-3606. In her absence, you may call me at (202) 551-3212.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief